AMENDMENT TO MINERAL INTEREST ASSIGNMENT AGREEMENT

THIS AMENDMENT is made as of the 6th day of April, 2011.

BETWEEN:

KAYMIN RESOURCES LIMITED, having an address for delivery hereof located at 12th Floor, 55 Marshall Street, Johannesburg 2001, South Africa

(the "*Assignor*");

OF THE FIRST PART

AND:

PACIFIC NORTH WEST CAPITAL CORP., and having an address for delivery located at 2303 West 41st Avenue, Vancouver, British Columbia, Canada V6M 2A3

(the "*Assignee*");

OF THE SECOND PART

AND:

ANGLO PLATINUM LIMITED, having an address for delivery hereof located at 12th Floor, 55 Marshall Street, Johannesburg 2001, South Africa

(the "*Principal Stockholder*");

OF THE THIRD PART

(the Assignee, the Assignor and the Principal Stockholder being individually hereinafter also referred to as a "*Party*" and collectively referred to as the "*Parties*" as the context may so require).

WHEREAS:

A. The Parties entered into a mineral interest assignment agreement dated for reference as being made as of December 13, 2010 (the "*Initial Assignment Agreement*");

B. The Assignee requires the approval of the Toronto Stock Exchange (the "*TSX*") in order to proceed to a final, TSX approved, agreement with respect to the transactions conditionally contemplated in the Initial Assignment Agreement, and has received notice from the TSX as to its requirements to proceed to a final version of the Initial Assignment Agreement; and

C. This Amendment is being entered into by the Parties so as to reflect the requirements of the TSX, with the intent that this Amendment, taken together with the Initial Assignment Agreement, will constitute the final, definitive agreement of the Parties with respect to the transactions contemplated in the Initial Assignment Agreement;

NOW THEREFORE THIS AMENDMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter contained, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 **Interpretation.** Capitalized terms used but not defined in this Amendment are intended to have the meaning ascribed to such terms in the Initial Assignment Agreement.

ARTICLE II

AMENDMENTS

2.1 **Amendments.** The Initial Assignment Agreement is hereby amended as follows:

(a) Section 3.2(b) is deleted at its entirety and replaced with the following:

"(b) (i) For a period of six months following the Closing Date (the "*Anti-Dilution Period*"), if the Assignee undertakes an issue of Common Shares (or other equity securities of the Assignee with substantially the same or more beneficial rights in respect of voting, dividends and entitlements on winding up) at a subscription price (the "*Lower Subscription Price*") (whether in cash or non cash consideration) of less than the PPS Price, the Assignee shall issue to the Assignor, at the same time such number of additional securities of the same class as proposed to be issued which are necessary to enable the Assignor to:

A. in respect of Common Shares, acquire such number of additional Common Shares that the Assignor would have received had the PPS Price been such Lower Subscription Price; and

B. in respect of any new class of securities, acquire such number of such new class of securities that the Assignor would have received (when taken together with the Purchase Price Shares) had the PPS Price been such Lower Subscription Price,

provided that the maximum aggregate number of additional Common Shares (as currently constituted) issuable under this subsection (b) shall not exceed 5,793,591 Common Shares.

Such additional shares will be issued for the nominal consideration of $0.0001 per share, rounded to the nearest cent.

(ii) For greater clarification, the number of additional shares issuable to the Assignor upon an issuance of Lower Subscription Price shares (subject to the maximum number set out in the foregoing clause (i) of this subsection (b)) shall be determined as follows:

$$\text{Additional Shares} = \left(\frac{\text{Aggregate PPS Price for the Purchase Price Shares}}{\text{Lower Subscription Price}} \right) - \text{Number of Purchase Price Shares}$$

such that, as an example of the application of the foregoing formula (it being agreed that the figures contained in such example are by way of illustrative example only and are not intended to be binding on the Parties); if the Assignee issues Common Shares during the Anti-Dilution Period at an issue price of $0.08, the number of additional Common Shares to be issued to the Assignor shall be 2,029,290, being the difference determined by the formula of ($811,716.10 / $0.08) – 8,117,161.

(iii) The value of non cash consideration for the purposes of clause (i) of this subsection will be the value as agreed in writing between the Assignee and the Assignor, or if not so agreed determined by an independent auditor (the "*Expert*") appointed in good faith by the directors of the Assignee to act as an expert and not as an arbitrator (and whose costs shall be borne by the parties as the Expert shall direct). The Expert's written determination of the value of non-cash consideration shall be final and binding on the Assignee and the Assignor in the absence of manifest error or fraud, and provided further that the Expert has adhered to the professional, quality and ethical standards customarily employed by reputable auditors within a leading global auditing firm."

(b) Section 3.3 is deleted in its entirety and replaced with the following:

"**Voting Covenant.** The Assignor and the Principal Stockholder agree that to the extent either of them holds or, directly or indirectly, exercises voting control over Purchase Price Shares and any Warrant Shares, for all meetings of shareholders of the Assignee (and all matters to be voted on at any of such meetings) such shares shall not be voted against management for a period of five (5) years or so long as the Assignor shall own or exercise voting control over such shares, whichever is the shorter (the

"*Voting Covenant Period*"); provided that the foregoing restriction shall not relate to:

(a) any proposal for the winding-up or other material change in the Assignee or its constating documents;

(b) any proposal to:

(i) abandon or permit the abandonment of any material rights held by the Assignee in respect of any of the properties listed on Schedule "A" to this Agreement;

(ii) sell, transfer or otherwise dispose (in any manner whatsoever) of any material assets, rights or other interests held by the Assignee in respect of any of the properties listed on Schedule "A" to this Agreement;

(c) any proposed transaction or series of transactions in the nature of a merger involving the Assignee;

(d) any proposal in respect of which minority shareholder approval is required to be obtained under applicable Canadian corporate or securities law (including, without limitation, Multilateral Instrument 61-101 *Protection of Minority Security Holders in Special Transactions*); and

(e) any proposal pertaining to any of the properties listed on Schedule "A" to this Agreement which the Assignor determines could, directly or indirectly, prejudice the Assignor as a holder of the Purchase Price Shares, the Purchase Price Warrants or the Warrant Shares.

Further, with respect to any such meetings during the aforementioned period in respect of matters to which the aforementioned restriction applies, the Assignor and the Principal Stockholder shall execute and deliver to the Assignee such voting proxy form as the Assignee may reasonably request in advance and in writing evidencing that such shares are either to be voted in favour of, or are to be withheld from voting in respect of, management's position on the matter."

(c) Section 3.4 (b) is amended by deleting the introductory paragraph thereof and replacing such paragraph with the following:

"(b) The Assignor and the Principal Stockholder hereby grant to the Assignee, for the Voting Covenant Period, a right of first refusal and option (the "*Option*") to purchase any of the Purchase Price Shares, Purchase Price Warrants and Warrant Shares which

the Assignor may intend to sell on a private basis, being sales other than through the public market; provided that the Assignee acknowledges that any exercise by it of the Option will require the approval of the Exchange (and that it is the sole responsibility of the Assignee to obtain such approval within the acceptance period for the Option hereinafter set out). The Option terms are as follows:"

(d) Section 3.4(c) is amended by replacing the phrase "period of the above Voting Proxy" with the phrase "Voting Covenant Period".

2.2 **Remainder Unchanged.** Except as amended in accordance with section 2.1 of this Amendment, all other terms and conditions of the Initial Assignment Agreement are unchanged and remain in full force and effect.

ARTICLE III

GENERAL PROVISIONS

3.1 **Applicable Law.** The *situs* of this Amendment is Vancouver, British Columbia, and for all purposes this Amendment will be governed exclusively by and construed and enforced in accordance with the laws prevailing in the Province of British Columbia.

3.2 **Counterparts and Execution.** This Amendment may be signed by the Parties hereto in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding the date of signature will be deemed to bear the date as set forth on the front page of this Amendment. This Amendment may also be executed by facsimile and original, or a mix thereof, and such facsimile and counterpart copies shall be fully enforceable for all purposes.

IN WITNESS WHEREOF the Parties hereto have hereunto set their respective hands and seals in the presence of their duly authorized signatories, effective as of the day and year first above written.

ANGLO PLATINUM LIMITED)
Executed by:)
)
)
)
Authorized Signatory)

KAYMIN RESOURCES LIMITED)
Executed by:)
)
)
)
Authorized Signatory)

PACIFIC NORTH WEST)
CAPITAL CORP)
Executed by:)
)
)
)
Authorized Signatory)

IN WITNESS WHEREOF the Parties hereto have hereunto set their respective hands and seals in the presence of their duly authorized signatories, effective as of the day and year first above written.

ANGLO PLATINUM LIMITED
Executed by:

Authorized Signatory

KAYMIN RESOURCES LIMITED
Executed by:

Authorized Signatory

PACIFIC NORTH WEST CAPITAL CORP
Executed by:

Authorized Signatory